VCPA4

BOVESPA

VCP LISTED NYSE

NÍVEL 1 MERCADO BOVESPA - BRASIL

Mkt price::

VCPA4=R$ 104.50/'000 shrs

ADR VCP =US$ 13.48

October 15, 2002

Nº of shares outstanding:

38,322,699,553

Market capitalization:

R$ 4,005 million

US$ 1,038 million

CONTACTS:

VCP S.A.

Valdir Roque

CFO and IR Director

Alfredo Villares

Investor Relations Manager

Phone:(11)3269-4168/4169

Fax: (11) 3269-4066 / 3498

ir@vcp.com.br

www.vcp.com.br

THOMSON FINANCIAL

Thomson Financial IR

Curtis Smith

IR Consultant

Phone.: (11) 3848-0887 ext. 215

curtis.smith@thomsonir.com.br

Votorantim | Celulose e Papel

VCP Announces 3Q02 Earnings

Strong cash flow despite domestic and international market turbulence

São Paulo, October 16, 2002 – VOTORANTIM CELULOSE E PAPEL S.A. (VCP) – (NYSE: VCP; BOVESPA: VCPA4), one of the largest pulp and paper producers in Latin America, today announced results for the third quarter of 2002. The Company's operating and financial information, unless otherwise indicated, is presented in consolidated numbers and in U.S. dollars in accordance with U.S. GAAP. All comparisons provided in this release are with respect to the third quarter of 2001, unless otherwise indicated.

"Despite the seasonal increase in global market pulp inventories, particularly for softwood pulp due to the summer slow-down in the northern hemisphere, eucalyptus pulp (hardwood) prices remained stable at levels near historical averages throughout the quarter. External factors, exacerbated by corporate governance credibility issues among major companies and the threat of terrorism and war, further reduced investor appetite for emerging markets. In light of this risk aversion, the Brazilian economy continued to experience exchange rate fluctuations and financial market volatility with higher sovereign risk. Given this environment, VCP redirected part of its sales to export markets, enabling the Company to increase average prices in U.S. dollars by 1% and sales volume by 3% compared to 3Q01. Paper sales volume grew 8%, driven by 36% higher paper export volume. However, higher paper sales were partially offset by 6% lower pulp sales, as we conducted pre-startup tests throughout the Jacareí plant. We are in the final stages of the expansion program, and equipment testing reduced pulp production by 12,000 tons, which when combined with already reduced pulp inventories (due to annual maintenance stoppages in 2Q02), has resulted in a depleted pulp inventory. However, we expect that we will make up for this shortfall with the start-up of the new production capacity, expected for December 2002.

In 3Q02, net sales totaled US$154 million compared to US$156 million in 2Q02, and adjusted EBITDA(*) was US$64 million, 5% higher than in 2Q02, contributing to an adjusted EBITDA(*) margin of 42% compared to 39%. Net income in the third quarter was impacted by higher pulp prices and stronger export volumes, as well as equity income, increasing 17% to US$42 million compared to 2Q02" commented Raul Calfat, Votorantim Celulose e Papel's CEO.

(*) adjusted for special and/or non-cash items

Main Financial Indicators

(In US$ millions)	*3Q02*	*3Q01*	*3Q02/3Q01*
Net Sales Revenue	**154**	**148**	4%
Domestic Sales	**102**	**107**	(5%)
Exports	**52**	**40**	30%
Operating Profit	**44**	**46**	(4%)
Net Income	**42**	**47**	(11%)
EBITDA	**56**	**58**	(3%)

Net revenue and sales volume

Net revenue in 3Q02 was 4% higher compared to 3Q01 driven by a 1% higher average selling price in U.S. dollars, with 3% higher overall sales volume. The 6% drop in pulp sales volume was totally offset by the 8% increase in paper sales volume. Compared with 2Q02 net sales revenue was practically unchanged, as the 6% increase in overall sales volume was offset by 7% lower average prices in U.S. dollar terms.

Revenues from the paper business decreased to 79% of total revenues, with pulp increasing to 21%, compared with 81% and 19%, respectively, in 3Q01. The higher proportion of pulp revenues can be attributed to higher average prices, despite lower sales volume. In 2Q02 the revenue breakdown for paper and pulp revenues was 82% and 18%, respectively, as pulp sales were lower due to maintenance stoppages. In volume terms, paper accounted for 66% of sales and pulp for 34%.

In overall volume terms, 60% of shipments were directed to the domestic market and 40% was exported in 3Q02, versus 61% and 39%, respectively, in 3Q01. Despite lower volumes available this quarter, VCP presented greater market and product allocation flexibility, increasing sales volume to export markets and capitalizing on currency devaluation opportunities to boost the Company's earnings.


Net Revenues
US$ million
200
150
100
50
0
34%
66%
27%
73%
3Q02
3Q01
Domestic Market
Exports


Net Sales Breakdown
PAPER
79%
PULP
21%

Pulp

Revenues from pulp sales grew 15% to US$33 million in 3Q02 compared to 3Q01. This can be explained by 23% higher average prices, despite a 6% decrease in sales volume to 77,633 tons. In comparison with 2Q02, revenues were 18% higher on 7% higher sales volume and 10% higher average prices.

International eucalyptus (hardwood) pulp prices were more stable during the quarter, averaging US$510 per ton in Europe and North America. However, NORSCAN inventories, which are made up mainly of long-fiber pulp, rose in July and August from 1.34 million to 1.61 million tons, falling back slightly in September to 1.60 million tons. This inventory trend is seasonal, and is a function of summer demand in the northern hemisphere. Inventory levels for hardwood pulp remain low; however, any movement upward in prices will be more dependent on demand levels in the major economic blocks as well as tighter discipline among long-fiber producers.

Domestic market – Compared to 3Q01, domestic pulp sales volume was 16% lower due to plant stoppages associated with pre-startup testing for the new equipment and already low inventory levels. The average CIF price in the local market was US$ 401 per ton in 3Q02, versus US$ 353 per ton in 3Q01, reflecting the trend of higher prices.

Export Market –Even with the same reasons cited for the decline in domestic market sales, pulp export sales volume was only 3% lower compared to 3Q01. Average prices were 26% higher in U.S. dollars.


Pulp - Net Revenue by Market
US$ million
40
30
20
10
0
78%
22%
74%
26%
74%
26%
3Q02
3Q01
2Q02
Domestic Market
Exports


Pulp - Volume by Market
metric tons ´000
100
75
50
25
0
77%
23%
74%
26%
74%
26%
3Q02
3Q01
2Q02
Domestic Market
Exports

Paper

Revenues from paper sales grew 2% in 3Q02 to US$121 million compared to 3Q01. This increase can be explained by the 8% increase in sales volume, particularly export volume, which increased 36%, despite 6% lower selling prices in U.S. dollar terms. Sales volume in the quarter totaled 153,182 tons. In comparison with 2Q02, revenues decreased 5% due to 10% lower prices, despite 5% higher sales volume, particularly for coated papers, which increased 21%.


Paper Products as % of Net Revenues
7%
17%
23%
26%
27%
7%
17%
24%
21%
31%
8%
17%
21%
27%
27%
Other Specialties
Carbonless & Thermal
Coated
Cut Size
Printing & Writing
3Q02
3Q01
2Q02

Compared to 3Q01 the product mix consisted of a higher share of revenues from cut-size papers due to a 55% increase in export volumes, as the Company's market agility enabled it to take advantage of market opportunities. Printing and writing papers sold in rolls and sheets (uncut) accounted for a lower portion of revenues, as part of the production dedicated to these papers was shifted to higher value added papers during the period.

Compared to 3Q01, paper sales continued to be comprised of increasingly higher value-added products, with cut size volumes growing significantly while printing and writing papers sold in rolls and sheets were lower. The relative growth in cut size sales was driven completely by increased export sales. Coated paper sales also presented significant growth in the domestic market.


Paper sales breakdown by volume
5%
10%
24%
28%
33%
5%
10%
23%
23%
39%
5%
9%
21%
32%
33%
Other Specialities
Carbonless & Thermal
Coated
Cut Size
Printing &Writing
3Q02
3Q01
2Q02

Domestic Market - Compared to 3Q01, overall sales volume increased by 2%, as lower sales of printing and writing papers were fully offset by higher sales of value added papers. Volume growth was directed to export markets. Once again, we were able to raise average prices of paper in Reais, accumulating an average increase of more than 15% in the third quarter 2002 compared to the same period in 2001. Most papers that we sell are directly or indirectly impacted by currency devaluation, either because they are exportable products or because there was a reduction in equivalent imported products in the market.

Uncoated papers: Printing and Writing papers showed a slight volume reduction, as sales in this product segment were reduced in order to increase export sales of cut size. The shift to export segments reduced the availability for the domestic market where demand was driven mainly by the scholastic sector, generating average price increase of 18% in Reais as compared to 3Q01. For the Copymax line (cut size), sales volume remained stable compared to 3Q01, despite increasing prices by 20% in Reais.

Coated Papers: Compared to 3Q01, sales volume of coated papers was 13% higher, with 11% lower prices in U.S. dollars (10% higher in Reais). Compared to the 2Q02, sales volume grew 22%, with 16% lower prices in U.S. dollars (5% higher in Reais). A portion of this growth was the positive, but limited impact of the elections in Brazil.

Chemical Paper: There was continued volume growth in this segment. However, prices in U.S dollars did not keep up with the devaluation of the real, and revenues declined compared to 3Q01 and 2Q02. However, the higher exchange rate also inhibited importation of competing products. Domestic market sales volume was driven primarily by the banking sector, which is a major consumer of thermal paper.

Export market – When compared to 3Q01, sales volumes were significantly higher, as the Company continued to direct much of its cut size paper to export markets. The additional paper volumes of export market came also from production and productivity increases in addition to a reduction in inventories. The average CIF export price per ton was US$ 790 in 3Q02, versus US$ 772 in 3Q01.


Paper - Net Revenue by Market
US$ million
150
125
100
75
50
25
0
22%
78%
16%
84%
24%
76%
3Q02
3Q01
2Q02
Domestic Market
Exports


Paper - Volume by Market
metric tons ´000
200
150
100
50
0
22%
78%
18%
82%
28%
72%
3Q02
3Q01
2Q02
Domestic Market
Exports

Pulp Cash Cost

Pulp cash cost in 3Q02 was US$ 141/ton, 10% lower than 2Q02, mainly due to the currency devaluation, since most of our pulp costs are not linked to dollar. In comparison with 3Q01, pulp cash cost was 6% lower due to a weaker Real, despite the reduction in pulp volumes, which increased fixed per-unit cost as well as higher wood costs (in Reais) reflecting the increase in average distance from the forests to pulp plants.

Pulp Cash Cost (US$ / ton)


157
150
141
2Q02
3Q01
3Q02

Operating results

Gross profit was US$ 72 million, 6% higher than in 3Q01, with a gross margin of 46% versus 46% in 3Q01 and 44% in 2Q02. The higher gross profit was mainly due to an improved paper sales mix with a greater percentage of exports, higher pulp prices and the positive impact of the currency devaluation, which contributed, in part, to higher margins. The average unit cost for products sold increased only 2% in U.S. dollar terms since the cited reasons for higher margins were offset also by a greater portion of value added products in the sales mix, with higher volumes of paper instead of pulp. In addition, the annual wage adjustment also contributed to 7% higher local labor costs as of October 2001, and prices of certain raw material inputs, particularly imported items, besides energy and fuel increased in Reais, also pressured by devaluation. The improved operating performance was also partially offset by the reduction in pulp production as a result of equipment testing downtime, which meant that fixed costs were diluted over a smaller production base, increasing average cost.

Selling expenses in 3Q02 increased US$3 million compared to 3Q01, accounting for 10% of net revenues compared to 8%. The impact of devaluation on expenses denominated in Reais was offset by an increase in freight and commissions costs as a result of higher export volume. In addition, US$2 million was recorded as a provision for doubtful accounts, in light of the difficult situation encountered in certain segments in the domestic market.

General and Administrative expenses represented 4.9% of revenues in 3Q02, compared to 5.4% in 3Q01 mainly due to the positive impact of currency devaluation, despite the effect of the salary increase implemented in October 2001 and non-recurring consulting fees incurred in 3Q02.

As a consequence, operating profit was US$44 million, 4% lower than the US$46 million of 3Q01, and almost unchanged from the US$43 million of 2Q02.

EBITDA totaled US$56 million in 3Q02, US$2 million below that of 3Q01 and US$1 million below that of 2Q02. EBITDA margin was 36% versus 40% in 3Q01 and 36% in 2Q02. It is important to mention that in U.S. GAAP both EBITDA and operating profit in 3Q02 were negatively impacted by US$8 million corresponding mainly to the non cash write off of obsolete equipment from Jacarei plant due to the pulp expansion project and an special allowance for contingencies, as follows:

IMPACT OF SPECIAL ITEMS ON EBITDA	3Q02	3Q01	3Q02 / 3Q01, %
EBITDA (US$ Million)	**56**	**58**	**(3%)**
As a % of Net Revenue	36%	40%	(10%)
(+) Allowance for contingencies	4	1	300%
(+) Write-off of Jacareí plant	4	1	300%
ADJUSTED EBITDA (US$ Million)	**64**	**60**	**7%**
As a % of Net Revenue	42%	41%	2%

Financial result

The Company's net indebtedness was US$ 520 million on September 30, 2002 and US$551 million on June 30, 2002. The lower net indebtedness at the close of 3Q02 compared to 2Q02 was mainly due to strong cash generation that fully offset the needs of financing capital expenditures during the period.

The financial expenses corresponding to the gross debt position remained relatively unchanged compared to 2Q02, since the reduction of gross debt was offset by a slightly higher interest rate. Financial income of US$17 million during 3Q02 was 19% lower than previous quarter due to the reduction in cash position, from US$ 556 million at the end of 2Q02 to US$ 508 million at the end of 3Q02 and due to exchange variation impact on financial revenues in Reais.

When compared to 3Q01, the US$2 million increase in financial income results mainly from higher invested cash and cash equivalents from US$ 358 million at the end of 3Q01 to US$ 508 million at the end of 3Q02. The US$11 million increase in financial expense is a result of a higher level of gross debt (from US$382 million at the end of 3Q01 to US$ 1,028 million at the end of 3Q02), partially offset by lower interest rates on existing loans.

As the close of 3Q02, gross debt fell to US$1,028 million from US$1,107 million in 2Q02. This change is due to a reduction level of trade finance loans and the comfortable cash position of VCP.

Foreign exchange losses, net

In order to hedge against foreign currency exposure risk (loans in foreign currency against cash investments in local currency), the Company maintains swap instruments that yield equivalent U.S. dollars plus a fixed interest rate (U.S. dollar coupon) in amounts established as per its foreign exchange exposure policy.

In 3Q02, the net foreign exchange result, including fair value, was a loss of US$4 million against a foreign exchange gain of US$9 million in 3Q01. This variation of US$ 13 million is mainly explained by the fair value adjustment, reflecting the higher sovereign risk along the period, and the increase in foreign exchange losses. Compared to 2Q02, the total foreign exchange losses remained unchanged. Again, it is important to mention that this adjustment in accordance with FASB 133 does not impact the cash flow as it is just an accounting effect.

AMORTIZATION	2002	2003	2004	2005	2006	2007	2008	2009
(US$ million)	42	282	255	344	61	17	17	10

DEBT OBLIGATIONS (US$ million)	COST % per annum	06/30/2002	09/30/2002	% of total
- SHORT TERM		**266**	**266**	**26%**
Real denominated	TJLP + 3.0%	15	13	1 %
Dollar denominated	US$ + 4.4% *	251	253	25 %
- LONG TERM		**841**	**762**	**74 %**
Real denominated	TJLP + 3.0%	110	93	9 %
Dollar denominated	US$ + 5.0%*	731	669	65 %
TOTAL DEBT		**1,107**	**1,028**	**100 %**
(-) CASH POSITION		**(556)**	**(508)**	**49 %**
NET DEBT		**551**	**520**	**51 %**

* At September 30, 2002, the Libor rate was 1.83 per annum

Income Tax

Effective income tax in 3Q02 was US$10 million compared to US$15 million in 3Q01, due mainly to the substantially lower pre-tax income of US$37 million in 3Q02 compared to US$62 million in 3Q01. The effective tax rate increased from 24% to 27% mainly due to currency devaluation that increased financial revenue through exchange variation over assets and investment in foreign currency, such as long term swap transactions. However part of this tax increase is deferred and may be offset in the event that the Real appreciates against dollar.

Net Income

Net income in 3Q02 was US$42 million, 11% lower than the US$47 million of 3Q01, and 17% higher than the US$36 million in 2Q02.

Capital expenditures

The Company invested a total of US$66 million in 3Q02, of which US$46 million was allocated to industrial modernization projects (optimization and expansion of pulp production at Jacareí) and US$ 10 million in forestry (planting and managing forests).

INVESTMENTS (US$ million)	PORTION COMPLETED THROUGH 09/30/2002	PLANNED FOR 2002
Pulp Expansion Project (P.2000)	189	295
Modernization	15	38
Forestry Activities	27	39
Maintenance, T.I., others	18	63
TOTAL	249	435

Expenditures already realized or earmarked for the Pulp Expansion Project at Jacareí totaled US$406 million (total amount contracted with or without disbursement) as of September 30, 2002, out of a total estimated project budget of US$ 538 million.

Outlook

The Company's fundamentals continue to strengthen. VCP has achieved scale and productivity gains through implementation of modern technologies in its industrial plants and forest activities, self-sufficiency in wood, and a product mix that has allowed it to successfully capitalize on the diverse domestic and international market segments, as well as strong cash generation and a sound financial position. We continue to pursue growth opportunities to create value for our shareholders through business expansion, strong operational performance and profitability and/or technological and product improvements, always in the context of a long term strategic focus.

The 770 thousand ton-per-year pulp capacity expansion project under way, which will yield a 570 thousand ton-per-year net increase, is a very attractive investment not only in terms of return, but will also make VCP one of the world's most modern pulp producers. When the project is finished, the oldest pulp line at the Jacareí plant will date from 1997. The industrial CAPEX, budgeted at US$ 520 million, represents an investment of US$ 675 per ton, which will significantly boost the Company's return on investment. Jacareí will be able to produce 1 million tons per year of pulp, making it one of the largest, most modern and competitive plants in the world. The pre-startup tests required for the plant to become operational, which resulted in a reduction of pulp sales during 3Q02, will ensure that the new line will start operations ahead of schedule in December 2002.

The markets have shown signs of improvement, with pulp prices reaching levels close to historical averages. The perpetuation of this recovery will depend upon the demand in the

global economy, as well as additional consolidation and production discipline among the major pulp producers. The exchange rate volatility has been favorable for export volumes and revenues, without affecting financial expenses due to our hedging policy for foreign currency exposure.

Capital markets

The São Paulo Stock Exchange Index (Ibovespa) fell 23.0% in 3Q02 and 36% during the first nine months of 2002, during which the price of VCP's preferred shares increased 3%, and 36% in *Reais,* respectively. In 3Q02, there were 6,543 transactions, involving 1.9 billion preferred VCP shares, 16% higher than in 2Q02. Daily average trading volume in 3Q02 was R$ 2.9 million, 16% higher than in 2Q02.

During 3Q02, VCP's shares were traded on 100% of Bovespa sessions, and represented 37% of all transaction volume involving the Brazilian pulp and paper industry.


150
140
130
120
110
100
90
80
70
60
IBOVESPA
VCPA4
12/28/01
1/28/02
2/28/02
3/28/02
4/28/02
5/28/02
6/28/02
7/28/02
8/28/02
9/28/02

The share price of VCP's Level III ADRs, which are traded on the NYSE, fell 26% in 3Q02, compared to a 32% decline in the Standard & Poor's 500 Paper and Forest Products Index and a 18% decline in the Dow Jones Industrial Average. The average number of ADRs traded during 3Q02 on the NYSE was 63,000 ADRs/day, with a daily average of US$1 million.

During the first nine months of 2002, VCP's ADRs fell 21% against a 24% decline in the Dow Jones Industrial Average and a 25% decline in the Standard & Poor's 500 Paper and Forest Products Index.


130
120
110
100
90
80
70
60
VCP
Dow Jones
S&P Paper
12/31/01
1/31/02
2/28/02
3/31/02
4/30/02
5/31/02
6/30/02
7/31/02
8/31/02
9/30/02

VCP's earnings per share in 3Q02 were US$ 0.56 per ADR.

For statutory purposes, VCP also publishes its results in accordance with Brazilian Corporate Law (Brazilian GAAP), in order to meet information demands from local investors. The consolidated net loss reported according to this criterion in 3Q02 was 25 million in *Reais*. Attachment X shows a reconciliation of net income from Brazilian GAAP to US GAAP.

Statements included in this report, regarding the Company's business outlook and anticipated financial and operating results, regarding the Company's growth potential, constitute forward-looking statements and are based on management expectations regarding the future of the Company. These expectations are highly dependent on changes in the market, general economic performance of Brazil, its industry and international markets and, therefore, are subject to change.

# # #

Votorantim Celulose e Papel S.A. - VCP is one of the largest producers of paper and pulp in Brazil in terms of net revenues and total assets, and is the leader among Brazilian producers of printing, writing and special papers. VCP is an integrated company that uses appropriate technology for each of its processes, which ensures greater efficiency throughout the production cycle. VCP sells its products on both the domestic and overseas markets, exporting to over 55 countries on five continents.

Votorantim | Celulose e Papel

VCP LISTED NYSE VCPA4 BOVESPA NÍVEL 1 MERCADO BOVESPA - BRASIL

Attachment I

Votorantim | Celulose e Papel

Net Operating Revenue Variations
3rd Quarter 2002 X 3rd Quarter 2001

PRODUCTS	US GAAP								
	MetricTons			Net revenue - US$			Variation %		
	3Q 2002	3Q 2001	Variation	3Q 2002	3Q 2001	Variation	Tons	Revenue	Average Price
Paper									
Domestic Sales									
Printing & Writing	46,464	50,381	(3,917)	29,316	33,383	(4,067)	(7.8)	(12.2)	(4.8)
Cut Size	14,476	14,511	(35)	9,642	10,153	(511)	(0.2)	(5.0)	(4.8)
Carbonless/Thermal	14,500	13,556	944	19,566	20,134	(568)	7.0	(2.8)	(9.1)
Coated	35,965	31,811	4,154	27,510	27,306	204	13.1	0.7	(10.9)
Other Specialties	8,004	6,318	1,686	8,501	8,888	(387)	26.7	(4.4)	(24.5)
Total	**119,409**	**116,577**	**2,832**	**94,535**	**99,864**	**(5,329)**	**2.4**	**(5.3)**	**(7.6)**
Export Market									
Printing & Writing	4,085	5,152	(1,067)	3,066	3,783	(717)	(20.7)	(19.0)	2.2
Cut Size	28,727	18,592	10,135	22,400	14,288	8,112	54.5	56.8	1.5
Carbonless/Thermal	637	126	511	923	189	734	-	-	-
Coated	324	955	(631)	294	900	(606)	(66.1)	(67.3)	(3.7)
Total	**33,773**	**24,825**	**8,948**	**26,683**	**19,160**	**7,523**	**36.0**	**39.3**	**2.4**
Total Paper	**153,182**	**141,402**	**11,780**	**121,218**	**119,024**	**2,194**	**8.3**	**1.8**	**(6.0)**
Pulp									
Domestic Sales	17,925	21,215	(3,290)	7,183	7,490	(307)	(15.5)	(4.1)	13.5
Export Market	59,708	61,737	(2,029)	25,870	21,312	4,558	(3.3)	21.4	25.5
Total	**77,633**	**82,952**	**(5,319)**	**33,053**	**28,802**	**4,251**	**(6.4)**	**14.8**	**22.6**
Total Domestic Sales	137,334	137,792	(458)	101,718	107,354	(5,636)	(0.3)	(5.2)	(4.9)
Total Export Market	93,481	86,562	6,919	52,553	40,472	12,081	8.0	29.9	20.2
GRAN TOTAL	**230,815**	**224,354**	**6,461**	**154,271**	**147,826**	**6,445**	**2.9**	**4.4**	**1.4**

Attachment II

Net Operating Revenue Variations
3rd Quarter 2002 X 2nd Quarter 2002

PRODUCTS	US GAAP								
	MetricTons			Net revenue - US$			Variation %		
	3Q 2002	2Q 2002	Variation	3Q 2002	2Q 2002	Variation	Tons	Revenue	Average Price
Paper									
Domestic Sales									
Printing & Writing	46,464	39,641	6,823	29,316	29,203	113	17.2	0.4	(14.4)
Cut Size	14,476	13,834	642	9,642	10,087	(445)	4.6	(4.4)	(8.6)
Carbonless/Thermal	14,500	13,325	1,175	19,566	21,505	(1,939)	8.8	(9.0)	(16.4)
Coated	35,965	29,484	6,481	27,510	26,811	699	22.0	2.6	(15.9)
Other Specialties	8,004	8,140	(136)	8,501	9,236	(735)	(1.7)	(8.0)	(6.4)
Total	**119,409**	**104,426**	**14,983**	**94,535**	**96,842**	**(2,307)**	**14.3**	**(2.4)**	**(14.6)**
Export Market									
Printing & Writing	4,085	8,209	(4,124)	3,066	5,862	(2,796)	(50.2)	(47.7)	5.1
Cut Size	28,727	32,070	(3,343)	22,400	24,202	(1,802)	(10.4)	(7.4)	3.3
Carbonless/Thermal	637	438	199	923	660	263	45.4	39.8	(3.8)
Coated	324	436	(112)	294	386	(92)	(25.7)	(23.8)	2.5
Total	**33,773**	**41,153**	**(7,380)**	**26,683**	**31,110**	**(4,427)**	**(17.9)**	**(14.2)**	**4.5**
Total Paper	**153,182**	**145,579**	**7,603**	**121,218**	**127,952**	**(6,734)**	**5.2**	**(5.3)**	**(10.0)**
Pulp									
Domestic Sales	17,925	18,519	(594)	7,183	7,245	(62)	(3.2)	(0.9)	2.4
Export Market	59,708	54,043	5,665	25,870	20,736	5,134	10.5	24.8	12.9
Total	**77,633**	**72,562**	**5,071**	**33,053**	**27,981**	**5,072**	**7.0**	**18.1**	**10.4**
Total Domestic Sales	137,334	122,945	14,389	101,718	104,087	(2,369)	11.7	(2.3)	(12.5)
Total Export Market	93,481	95,196	(1,715)	52,553	51,846	707	(1.8)	1.4	3.2
GRAN TOTAL	**230,815**	**218,141**	**12,674**	**154,271**	**155,933**	**(1,662)**	**5.8**	**(1.1)**	**(6.5)**

Attachment III

VOTORANTIM CELULOSE E PAPEL S.A.
CONSOLIDATED BALANCE SHEET
(US GAAP - in million U.S. dollars)

Assets	Sep 30, 2002	Jun 30, 2002
Current Assets	**335**	**441**
Cash and Cash Equivalents	91	110
Held-to-maturity investments	30	80
Unrealized gains from foreign currency and interest rate swaps	-	-
Trade Accounts Receivable	130	158
Inventories	42	55
Deferred Income Tax	24	18
Other	18	20
Property, Plant and Equipment - Net	**770**	**1,018**
Investment in Affiliates	**223**	**211**
Goodwill and other intangible assets	**155**	**155**
Other Assets	**421**	**399**
Held-to-maturity investments	283	296
Unrealized gains from foreign currency and interest rate swaps	104	71
Other	34	32
Total Assets	**1,904**	**2,224**

Liabilities and shareholders' equity	Sep 30, 2002	Jun 30, 2002
Current liabilities	**329**	**348**
Trade payables	37	51
Short-term debt	73	89
Current portion of long-term debt	192	177
Payroll and related charges	8	10
Income tax	5	7
Deferred Income Tax	-	0
Other	14	14
Long-term liabilities	**829**	**903**
Long-term debt,less current portion	763	841
Deferred Income Tax	53	50
Accrued liabilities, legal proceedings and other	13	12
Shareholders' equity	**746**	**973**
Preferred share, no par value, 56,000,000,000 shares	553	553
Common share, no par value, 28,000,000,000 shares	767	767
Additional paid in capital	24	24
Treasury stock at cost, 144.300.000 shares	(4)	(4)
Net unrealized gain on available-for-sale securities	(1)	-
Appropriated retained earnings	13	27
Unappropriated retained earnings	654	598
Accumulated other comprehensive loss	(1,260)	(992)
Total liabilities and shareholders' equity	**1,904**	**2,224**

Votorantim | Celulose e Papel

VCP LISTED NYSE

VCPA4 BOVESPA

NÍVEL 1 MERCADO BOVESPA - BRASIL

Attachment IV

VOTORANTIM CELULOSE E PAPEL S.A.
CONSOLIDATED STATEMENTS OF INCOME
(US GAAP - in million U.S. dollars)

	3rd Q/2002		2nd Q/2002		3rd Q/2001	
	US$	%	US$	%	US$	%
Net operating revenue	**155**	100.0	**156**	100.0	**147**	100.0
Domestic sales	102	65.8	104	66.8	107	72.8
Export sales	53	34.2	52	33.2	40	27.2
Operating cost and expenses	**(111)**	(71.8)	**(113)**	(72.6)	**(101)**	(68.7)
Cost of sales	(83)	(53.8)	(88)	(56.6)	(79)	(53.7)
Selling and marketing	(15)	(10.0)	(14)	(8.9)	(12)	(8.2)
General and administrative	(8)	(4.9)	(7)	(4.6)	(8)	(5.4)
Other operating expenses(income),net	(5)	(3.2)	(4)	(2.4)	(2)	(1.4)
Operating profit	**44**	28.2	**43**	27.4	**46**	31.3
Non-operating income (expense)	**(7)**	**(4.3)**	**(2)**	(1.3)	**16**	**10.9**
Financial income	17	10.9	21	13.5	15	10.2
Financial expense	(19)	(12.1)	(19)	(12.2)	(8)	(5.4)
Fair Value - Fasb 133	(1)		(3)			
Foreign exchange losses, net	(4)	(2.3)	(1)	(0.6)	9	6.1
Income before taxes and equity loss of investees	**37**	23.9	**41**	26.2	**62**	42.2
Current and Deferred Income tax expense	(10)	(6.2)	(10)	(6.4)	(15)	(10.2)
Income before equity loss of investees	**27**	17.7	**31**	19.7	**47**	32.0
Equity loss investees	15	9.4	5	3.2	-	0.0
Net income	**42**	27.1	**36**	22.7	**47**	32.0
EBITDA *	**56**	36.4	**57**	36.4	**58**	39.5
Depreciation and Depletion	**13**	8.2	**14**	9.0	**12**	8.2

*** EBITDA means earnings before interest, tax, depreciation and amortization**

	3rd Q/2002	2nd Q/2002	3rd Q/2001
Basic earnings per 500 shares - in U.S. dollars			
Preferred	**0.59**	**0.50**	**0.65**
Common	**0.53**	**0.46**	**0.59**
Total per 500 Shares	**0.56**	**0.48**	**0.62**
Basic earnings per 1000 shares - in U.S. dollars			
Preferred	**1.17**	**1.00**	**1.30**
Common	**1.06**	**0.91**	**1.18**
Total per 1000 Shares	**1.11**	**0.96**	**1.23**

Attachment V

VOTORANTIM CELULOSE E PAPEL S.A.
CONSOLIDATED STATEMENTS OF INCOME
(US GAAP - in million U.S. dollars)

	Nine Months, 2002		Nine Months, 2001	
	US$	%	US$	%
Net operating revenue	**464**	100.0	**491**	100.0
Domestic sales	313	67.4	327	66.6
Export sales	151	32.6	164	33.4
Operating cost and expenses	**(335)**	(72.2)	**(323)**	(65.7)
Cost of sales	(257)	(55.4)	(256)	(52.1)
Selling and marketing	(43)	(9.3)	(41)	(8.3)
General and administrative	(22)	(4.6)	(23)	(4.7)
Other operating expenses(income),net	(13)	(2.9)	(3)	(0.6)
Operating profit	**129**	27.8	**168**	34.3
Non-operating income (expense)*	**6**	**1.4**	20	4.1
Financial income	60	12.9	52	10.6
Financial expense	(51)	(11.0)	(30)	(6.1)
Foreign exchange losses, net	(3)	(0.6)	(2)	(0.4)
Income before taxes and cumulative effect of accounting change	**135**	29.2	**188**	38.3
Current and Deferred Income tax expense	(32)	(6.9)	(44)	(9.0)
Income before cumulative effect of accounting change	**103**	22.3	**144**	29.4
Equity income (loss) investees	19	4.1	**0**	0.0
Cumulative effect of accounting change	0	0.0	10	2.0
Net income	**122**	26.4	**154**	31.4
EBITDA *	**170**	36.6	**208**	42.3
Depreciation and Depletion	**41**	8.8	**39**	8.0

*** EBITDA means earnings before interest, tax, depreciation and amortization**

	Nine Months, 2002	Nine Months, 2001
Basic earnings per 500 shares - in U.S. dollars		
Preferred	**1.69**	**2.13**
Common	**1.54**	**1.94**
Basic earnings per 1000 shares - in U.S. dollars		
Preferred	**3.37**	**4.26**
Common	**3.07**	**3.87**

Attachment VI

Votorantim Celulose e Papel S.A.
Condensed Consolidated Statements of Cash Flow
Expressed in million of U.S. dollars

Cash flows from operating activities	3rd Quarter/02	3rd Quarter/01	2nd Quarter/02
Cash flows from operating activities			
Net Income	**42**	**47**	**36**
Adjustments to reconcile net income to cash provide to operating activities:			
Unrealized foreign exchange (gains) losses, net	4	(9)	4
Equity income or loss of investees, less dividends	(17)		4
Deferred income tax	6	3	4
Depreciation and depletion	13	12	14
Disposal of property, plant and equipment	6	3	4
Changes in operating assets and liabilities:			
Trade accounts receivable	27	13	7
Inventories	(2)	(6)	(3)
Others assets	(14)	36	(19)
Liabilities	(26)	20	5
Net cash provided by operating activities	**39**	**119**	**56**
Cash flows from investing activities			
Held-to-maturity			
Purchases		(101)	(8)
Sales	59		
Acquisition of PP&E	(66)	(85)	(104)
Net cash used in investing activities	**(7)**	**(186)**	**(112)**
Cash flows from financing activities			
Short-term debt	(24)	(17)	2
Long-term debt			
Issuances	85	39	479
Repayments	(93)	(43)	(422)
Reserves Capital	1	-	(1)
Dividends paid		-	(34)
Net cash used in financing activities	**(32)**	**(21)**	**24**
Effect of exchange rate changes on cash and cash equivalents	**(19)**	**(29)**	**(29)**
Net increase (decrease) in cash and cash equivalents	**(19)**	**(117)**	**(61)**
Cash and cash equivalent at beginning of period	**110**	**277**	**171**
Cash and cash equivalent at end of period	**91**	**160**	**110**

Votorantim | Celulose e Papel

VCP LISTED NYSE

VCPA4 BOVESPA

NÍVEL 1 MERCADO BOVESPA - BRASIL

Attachment VII

Consolidated Balance Sheet
Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais

ASSETS	Sep 30, 2002	Jun 30, 2002	LIABILITIES AND SHAREHOLDERS' EQUITY	Sep 30, 2002	Jun 30, 2002
Current assets:			Current liabilities:		
Cash	19	65	Trade accounts payable	145	145
Financial investments	417	475	Loans	749	503
Unrealized gains from swap contracts	36	-	Income and Social Contribution Taxes	33	27
Trade accounts receivable	227	200	Payroll and related changes	33	28
Inventories	163	159	Dividends	-	-
Other	71	57	Other	37	34
Total current assets	**933**	**956**	**Total current liabilities**	**997**	**737**
Noncurrent assets:			Noncurrent liabilities:		
Financial Investments	1,132	841	Loans	2,967	2,391
Unrealized gains from swap contracts	338	166	Deferred income and social contrib. taxes	203	134
Deferred income and social contribution taxes	93	55	Provision for tax, legal proceedings and other	51	32
Recoverable taxes	49	42			
Other	80	47	**Total noncurrent liabilities**	**3,221**	**2,557**
Total noncurrent assets	**1,692**	**1,151**			
Permanent assets:			**Shareholders' equity**		
Investments:	1,343	1,099	Capital	1,702	1,702
			Capital reserve	50	50
Property, plant and equipment	2,837	2,692	Revaluation reserves	39	40
Deferred charges	111	120	Treasury Stocks	(8)	(8)
			Retained Earnings	916	940
Total permanent assets	**4,291**	**3,911**	**Total shareholders' equity**	**2,699**	**2,724**
Total assets	**6,917**	**6,018**	**Total liabilities and shareholders' equity**	**6,917**	**6,018**

Votorantim | Celulose e Papel

VCP LISTED NYSE

VCPA4 BOVESPA

NÍVEL 1 MERCADO BOVESPA - BRASIL

Attachment VIII

Consolidated Statements of Income
Brazilian Corporate Law (Brazilian GAAP) - In million of Brazilian Reais

	3rd Quarter/2002		2nd Quarter/2002		3rd Quarter/2001	
	R$	%	R$	%	R$	%
Net Operating Revenue	493	100.0	398	100.0	384	100.0
Domestic Sales	329	66.7	268	67.4	281	73.2
Export Sales	164	33.3	130	32.6	103	26.8
Cost of Sales	(258)	(52.3)	(231)	(58.1)	(209)	(54.4)
Gross Profit	235	47.7	167	41.9	175	45.6
Selling and Marketing	(49)	(9.9)	(35)	(8.7)	(31)	(8.1)
General and Administrative	(24)	(4.9)	(19)	(4.8)	(20)	(5.2)
Financial	10	2.0	6	1.4	8	2.1
Other Operating Income (Expense)	-	-	(0)	(0.0)	0	0.1
Operating Income	172	34.9	119	29.9	132	34.4
Nonoperating results, net	(19)	(3.9)	(17)	(4.4)	(14)	(3.6)
Income before income and social contrib. taxes	153	31.1	101	25.5	118	30.8
Income and social contrib. taxes	(47)	(9.5)	(28)	(7.0)	(25)	(6.5)
Income before statutory participation of employees	106	21.6	74	18.5	93	24.3
Statutory participation of employees	(2)	(0.4)	(2)	(0.5)	(2)	(0.5)
Net Income VCP before equity of investees	104	21.2	72	18.0	91	23.8
Equity Aracruz	(10)	(2.0)	(13)		-	
Equity Aracruz - Exchange variation	(119)	(24.1)	(25)		-	
Net Income	(25)	(5.0)	34	8.5	91	23.8
Income (loss) per 1,000 share lot (in R$)	(0.65)		0.89		2.40	
EBITDA*	206	41.8	157	39.5	163	42.5
Depreciation and Amortization	46	9.3	46	11.6	41	10.7

*** EBITDA means earnings before interest, tax, depreciation and amortization. EBITDA was calculated in the same criteria of international concept**

Votorantim | Celulose e Papel

VCP LISTED NYSE   VCPA4 BOVESPA   NÍVEL 1 MERCADO BOVESPA - BRASIL

Attachment IX

Consolidated Statements of Income - Free Translation

Expressed in millions of Brazilian Reais

	3rd Q/02	3rd Q/01	2nd Q/02
Cash flows from operating activities			
Net Income	**(25)**	**91**	**34**
Adjustments to reconcile net income to cash provided by operating activities:	291	188	479
Changes in operating assets and liabilities	(92)	20	(48)
Net cash provided by operating activities	**174**	**299**	**465**
Net cash (used in) provided by investing activities	**(496)**	**(152)**	**(569)**
Net cash used in financing activities	**220**	**(71)**	**219**
Net increase (decrease) in cash and cash equivalents	**(102)**	**76**	**115**
Cash and cash equivalents at beginning of period	**540**	**721**	**1,266**
Cash and cash equivalents at end of period	**438**	**797**	**1,381**

Attachment X

NET INCOME CONCILIATION
Brazilian GAAP to US GAAP
(in US$ million)

	3rd Qtr 02		3rd Qtr 01		Nine Months,2002		Nine Months,2001	
	R$	US$	R$	US$	R$	US$	R$	US$
Net Income as per Brazilian GAAP	**(25)**	**(6)**	**91**	**34**	**89**	**23**	**280**	**105**
Difference in property, plant and equipament		(2)		3		7		13
Depreciation, depletion and amortization		(1)		3		8		12
Write-off		(1)		-		(1)		1
Amortization of capitalized interest		(0)		-		(1)		(1)
Start up costs		(2)		(1)		(2)		(2)
Capitalized Interest		1		1		2		4
Elimination exchange variation capitalized		(13)				(13)		-
Amortization of good will in Celpav		1		2		7		10
Equity income (loss) investees		40				56		-
Fair Value - FASB 133 - Derivative		(2)		5		1		10
Income Tax		4		(1)		3		(7)
Other adjustments (include translation effects)		21		4		39		22
Net Income as per USGAAP		**42**		**47**		**122**		**154**

Net Income as per Brazilian GAAP and the reconciling itens were translated into U.S. dollar at September 30, 2002 and period average exchange rate, respectively.